

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via E-mail
Adriaan Reinders
Chief Executive Officer
Standard Drilling, Inc.
870 Market Street, Suite 828
San Francisco, CA 94102

> **Re: Standard Drilling, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed May 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 20, 2013**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 20, 2013**
> **File No. 000-51569**

Dear Mr. Reinders:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated April 23, 2013.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed May 13, 2013

General

1.   Please revise your current report in the appropriate places to provide a more detailed description of your "small monthly administration fee" for your fundraising services, including whether it is part of a premium subscription service of bundled services or if it is a specific add-on solely related to fundraising. Further, please clarify whether the

range of the fees charged varies with transaction size, type of financing activity or other characteristics. Also, please revise to disclose whether the funding alternatives involve sales of securities, as defined by Section 2(a)(1) of the Securities Act, and whether any of your members have sold or offered to sell securities through your website.

2.   We note your response to prior comments 1 and 2 regarding your EFactor Funding Request Program, as described on pages 16 and 17. Please provide us a reasonably detailed analysis supporting your apparent conclusion that your facilitation of fundraising activities on behalf of your registered members, either as investors or recipients of investment funds, would not require your registration as a broker-dealer under Section 15 of the Securities Exchange Act of 1934. Tell us whether securities have been sold by your entrepreneur members to investor members, pursuant to funding requests or otherwise, and tell us the nature and the extent of any such issuances. Tell us the exemption from registration relied upon and that is expected to be relied upon with respect to any such offers and sales of securities. Further, please revise to clarify why the ability of entrepreneur members to solicit investment funds from your investor members through your website would not be considered a general solicitation.

Entry into a Material Definitive Agreement, page 4

3.   Please revise your description of your MCC acquisition on page 12 to clarify that the 666,667 shares issued on a pre-split basis to DASPV and the 3,490,281 additional shares to be issued on a post-split basis to DASPV are already included in the 50 million shares issued to the 20 E-Factor shareholders upon close and the prospective 22,120,956 shares of common stock to be issued to DASPV post-split. You should clearly disclose that DASPV and/or its control person Robert Wildmore is one of the 20 E-Factor shareholders and acquisition of MCC occurred simultaneously with the reverse merger of E-Factor.

Description of Business

General

4.   Please revise to clarify whether your Advisory Services and Public Relations categories of revenue described on page 14 of your Form 10-Q filed on May 20, 2013 comprise of the activities of EQmentor and MCC, respectively. It is unclear whether those services result from the legacy business of those EQmentor or MCC through additional cross-selling of these services to your members. To the extent a material amount of your revenues from these units result from clients that are not related to your E-Factor social network, please describe the nature of their respective legacy businesses both here and in future management's discussion and analysis disclosures.

E-Factor, page 11

5.   Your response to prior comment 12 does not provide persuasive support for management's belief that you are the world's largest niche social network for entrepreneurs. If you are unable to substantiate your market share or the belief that you are the largest social network with internal or third-party data or reports, please revise to describe your relative market position in terms that you are able to substantiate.

6.   In response to prior comment 13, your revised definition of "Members" on page 11 includes only individuals that sign-up through your website and is now inconsistent with the definition on page 21 that "members" are anyone that visits your website. Please revise to reconcile.

Management's Discussion and Analysis

Overview, page 37

7.   Please revise the discussion of your current liquidity position to emphasize your $28,000 cash balance as of March 31, 2013, updated to the most recent practicable date. Advise us concerning the relevance of your disclosure on page 41 that you have raised $5 million in debt and equity funding in the past 3 fiscal years. Also, emphasize the uncertainties with respect to your ability to obtain additional capital from "respected investment banking firms," and tell us the basis for your statement that you expect to receive capital from those sources within the specific dollar range you disclose.   Please delete these projections of capital you hope to receive, unless you can provide support for the statements. Your liquidity discussion should focus on the amounts of cash you will need to raise to implement your business plans and fully integrate your acquisitions, the uncertainty of your ability to raise such amounts, and the consequences of any inability to fund capital needs.

8.   We are unable to find any key metrics discussion beyond revenue and operating loss that is responsive to prior comment 16. Please describe your key metrics and disclose such measures in management's discussion and analysis, providing an explanation for period to period variations. For example, you disclose the number of members, visitors, average monthly members, etc. in your description of business, but do not provide these items as key metrics or evaluate the periodic changes of these items.

The E-Factor Corp. Financial Statements

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page 14

9.   Please describe the nature of the components included in the deferred tax asset presented in the table.   Refer to ASC 740-10-50-2.

Note 10. Acquisition of EQmentor, Inc., page 15

10.   We note that the number of equity shares to be issued as consideration was conditioned upon a minimum publically tradable price of $2.9541. Please demonstrate how the probability of that contingency was factored into the computation of the fair value of the consideration on the measurement date. Tell us how you are accounting for this condition.

11.   Please refer to your pro forma information for the years ended December 31, 2011 and 2012 and tell us how you determined that these amounts comply with ASC 805-10-50-2(h). In this regard, please explain why the pro forma revenue amount that you have presented is less than total revenue presented in the audited financial statements. Indicate whether intercompany revenue was eliminated in preparing the pro forma information.

Schedule 14C Filed June 20, 2013

12.   On page 15 of your revised information statement, you indicate that you will provide detailed information, including audited financial statements, of Home Training Initiative in another Information Statement, or other proper filing, prior to the closing the transaction after you meet or believe all pre-closing conditions will be met. Either provide information regarding your proposed Home Training Initiative acquisition that is consistent with the requirements of Note A to Schedule 14A, or clarify that you will provide your shareholders the right to approve any such merger with a shareholder vote. If you choose the latter, please revise to clarify that you will file a separate proxy statement and conduct a shareholder vote.

13.   In light of your proposed actions to effectively increase your authorized common stock by means of the reverse split and thereafter use the additional authorized and unreserved shares for the purposes you describe including exchanges with former holders of E-Factor shares, the information statement must comply with Items 12 and 13 of Schedule 14A. Please refer to Items 11(e) and 12 (f) of Schedule 14A. Specifically, your information statement should present financial statements that conforms to the requirements of paragraph (a)(1) of Item 13 of Schedule 14A, together with management's discussion and analysis that satisfies the requirements of paragraph (a)(3) of that Item 13. Please note that paragraph (b)(2) of Item 13 describes a means of providing this information that may be available to you.

14.   Please advise us whether your current strategy is to continue to operate E-Factor as a 70% owned subsidiary or if there are any current business plans or arrangements to attempt to acquire any or all of the minority interest shares in E-Factor.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Cover page

15.   We note that you have checked the Smaller Reporting Company box on the cover of your
        Form 10-Q. The XBRL Document and Entity Identification Information rendered as part
        of your filing appears to contain a number of data element errors, including but not
        limited to, your classification as a non-accelerated filer. Please revise to comply with the
        requirements of Section 405 of Regulation S-T and the EDGAR Filer Manual.

Notes to Consolidated Financial Statements (Unaudited)

Note 8. Acquisition of MCC International, page 11

16.   Tell us how you determined that the historical financial statements of MCC International
        are not required to be filed pursuant to Rule 8-04 of Regulation S-X. Ensure that your
        response includes supporting computations for the significance tests set forth in
        paragraph 8-04(b). Be advised that if an acquisition is made after a transaction accounted
        for as a reverse acquisition of the registrant but before the registrant's audited financial
        statements for the fiscal year in which the reverse acquisition occurred are filed and the
        audited financial statements for the accounting acquirer have been filed with the SEC
        then measure significance against the accounting acquirer's financial statements.

17.   Tell us how you accounted for the 3,490,281 shares of contingent consideration to be
        issued after the proposed 1-for-40 reverse stock split. Include a discussion of the
        valuation and classification of any contingent consideration as set forth in paragraphs 5
        and 6 of ASC 805-30-25.

        Please contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement
matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-
3462 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief-Legal

cc: <u>Via E-mail</u>
        Elliott Taylor, Esq.